  EXHIBIT 99.1

April 27, 2020	News Release 20-06

Pretivm Appoints Experienced Underground Mining Executive
 Jacques Perron as President and CEO

Vancouver, British Columbia, April 27, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announced today that the Board has appointed Jacques Perron as President and Chief Executive Officer, effective April 27, 2020.

Mr. Perron’s career of more than 35 years in the global mining industry has included extensive technical and operational experience. Most recently Mr. Perron was President, Chief Executive Officer and Director of Thompson Creek Metals Company Inc. until it was acquired by Centerra Gold Inc in 2016. He joined Thompson Creek as Chief Executive Officer in 2013 and took on the additional role of President in 2014.

Among his previous senior executive positions in mining, he was President and CEO of St. Andrew Goldfields (2007-2013), Senior Vice President of Iamgold (2006-2007) and Senior Vice President Canada of Cambior Inc. (2004-2006).

Mr. Perron has been a director of the Canadian Mineral Industry Education Foundation since 2007. He earned a Bachelor of Science degree in Mining Engineering from l'École Polytechnique de Montréal.

Mr. Perron succeeds Joseph Ovsenek, who was Pretivm’s President and CEO since 2017, President since 2015 and Executive Vice-President and Chief Development Officer from 2011 to 2015.

“The Board thanks Joe for his commitment to Pretivm’s success as the Brucejack Mine advanced from discovery through development and financing and into profitable operations,” said Board Chair Richard O’Brien. “We welcome Jacques and look forward to working with him as he brings his operational experience and professional insights to drive the continued success of Pretivm.”

“I am excited to be joining the team at Pretivm,” stated Mr. Perron. “l look forward to the significant opportunities we have as we continue to improve operational performance at Brucejack, advance the exploration potential at the company’s properties and create value for all our stakeholders and shareholders,” said Mr. Perron.

Pretivm’s Board of Directors intends to appoint Mr. Perron as a director following the Company’s annual general meeting of shareholders, effective May 1, 2020.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to Board of Directors composition and membership. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those set out in our Annual Information Form and From 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents, many of which may be difficult to predict and beyond our control. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law.

For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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